Exhibit (a)(1)

TYW Board of Trustees Announces In Principle Conversion to Open-End Mutual Fund and Responds to Western Tender Offer

Lisle, IL – April 15, 2011 – (NYSE: TYW) TS&W/Claymore Tax-Advantaged Balanced Fund (the “Fund”) announced today that  the Board of Trustees of the Fund (the “Board”) has unanimously approved in principle the conversion of the Fund into an open-end mutual fund (the “Conversion”) and is further considering the process by which such conversion would be implemented.

Open-End Conversion

The Board believes that converting the Fund to an open-end mutual fund would be in the best interest of the Fund and its shareholders.  For the past several quarters the Board has been evaluating whether shareholders would benefit from a change in the Fund’s structure and has engaged an analysis of various potential strategic alternatives for the Fund.  In accordance with its fiduciary duty to the Fund and all of the Fund’s shareholders, the Board and management of the Fund have sought to identify solutions that would address the discount to net asset value at which the Fund’s common shares have historically traded, the lack of liquidity available to holders of the Fund’s auction preferred shares, the annual operating expenses incurred by Fund shareholders and the potential utilization of certain tax characteristics of the Fund’s portfolio. The Fund, after the expected Conversion, is referred to herein as the “Converted Fund.” Upon the Conversion, common shares of the Fund would cease to trade on the New York Stock Exchange (“NYSE”); however, shares of the Converted Fund would be redeemable at the option of shareholders at net asset value on a daily basis.

The Converted Fund would pursue an investment objective of providing a high level of income by investing in a portfolio of primarily dividend paying common stocks, preferred securities and other income securities, including high yield debt securities.  Thompson, Siegel & Walmsley LLC (“TS&W”), currently the Fund’s investment sub-adviser responsible for management of the Fund’s Equity and Income Securities Portfolio, would serve as investment adviser to the Converted Fund.   It is expected that TS&W would manage the Converted Fund utilizing similar investment strategies as it currently utilizes in managing the Fund’s Equity and Income Securities Portfolio, although specific asset class allocations may differ. Investing in municipal securities would no longer be a principal investment strategy of the Fund and seeking tax-advantaged income would no longer be a principal investment objective or strategy of the Fund, although a portion of the Fund’s income may continue to be qualified dividend income.  There can be no assurance that the Converted Fund will be successful in achieving its investment objective. The Converted Fund is expected to be offered through a third-party distribution platform.

It is currently anticipated that the Conversion will be effectuated through a reorganization of the Fund into a newly-created open-end mutual fund, subject to approval by the Board and the board of trustees of the open-end mutual fund.  While the Board has approved in principle the Conversion, the exact terms of any such reorganization have not been finalized and the agreement and plan of reorganization governing such transactions remains subject to negotiation.  Such a reorganization, if approved, would be subject to certain conditions, including approval by shareholders of the Fund and customary closing conditions. It is expected that a proposal to convert the Fund to an open-end mutual fund will be submitted to a vote of shareholders at the 2011 Annual Meeting, which is expected to occur in the 3rd quarter of 2011.

Any solicitation of proxies by the Fund in connection with the 2011 Annual Meeting will only be made pursuant to separate proxy materials filed with the Securities and Exchange Commission (the “SEC”) under applicable federal securities laws. The proxy materials will contain additional information regarding the Converted Fund and the Conversion process and shareholders are encouraged to read the proxy materials carefully when available.

If the Conversion is approved by shareholders of the Fund, all of the outstanding Auction Market Preferred Shares (“AMPs”) of the Fund will be redeemed prior to the Conversion, which is expected to occur in the 3rd or 4th quarter of 2011. There can be no assurance that the necessary percentage of shareholders of the Fund will vote to approve the Conversion. If the Conversion is not approved by shareholders of the Fund, the Board will consider what options to take at such time.

Western Tender Offer

Certain Western Investment entities offered to purchase up to 1,000,000 of the outstanding common shares of the Fund at a price per Share equal to 94.5% of the net asset value per Share determined as of the close of the regular trading session of the NYSE on the expiration date of the offer (the “Western Offer”) pursuant to an offer to purchase filed with the SEC on April 4, 2011 and amended on April 14, 2011.  The Board is remaining neutral and expressing no opinion as to whether the Fund’s shareholders should tender their Shares for purchase pursuant to the Western Offer.  The Board has made no determination regarding whether the Western Offer is fair to or in the best interest of the Fund’s shareholders and is making no recommendation regarding whether shareholders should accept the Western Offer and tender their Shares.  The Board urges each shareholder to make its own decision regarding the Western Offer based on all the available information and in light of the shareholder’s own investment objectives and any other factors that a shareholder deems relevant to its investment decision.

Shareholders should consider that as an open-end mutual fund, shares of the Converted Fund would be redeemable at the option of shareholders at net asset value on a daily basis.  Therefore, redemption of shares of the Converted Fund would allow shareholders to realize a greater percentage of the net asset value per share than participation in the Western Offer.  However, the terms of the Conversion remain subject to negotiation and final board approval and, if approved, such Conversion would be subject to certain conditions, including approval by shareholders of the Fund and customary closing conditions.  Shareholders seeking immediate liquidity could sell their shares in the Western Offer for a price that represents a discount to net asset value approximately equal to the discount reflected in the current market price as of the date hereof.

In connection with the tender offer, the Fund is filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC.  Shareholders are strongly advised to read the Schedule 14D-9 because it contains important information about Western’s tender offer and the Fund’s response.  Free copies of the Schedule 14D-9 are available on the SEC's website at www.sec.gov.

Additional Information

The Fund and its trustees and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Fund’s 2011 annual meeting of shareholders (the “Annual Meeting”).  The Fund plans to file a proxy statement with the SEC in connection with this solicitation of proxies for the Annual Meeting (the “2011 Proxy Statement”).  Information regarding the names of the Fund’s trustees and executive officers and their respective interests in the Fund by security holdings or otherwise is set forth in the Fund’s proxy statement relating to the 2010 annual meeting of shareholders, which may be obtained free of charge at the SEC’s website at www.sec.gov.  Additional information regarding the interests of such potential participants will be included in the 2011 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting.

Promptly after filing its definitive 2011 Proxy Statement for the Annual Meeting with the SEC, the Fund will mail the definitive 2011 Proxy Statement and a proxy card to each shareholder entitled to vote at the Annual Meeting.  The 2011 Proxy Statement will contain important information, including a more detailed description of the process by which the Fund would be converted to an open-end mutual fund and the terms of the Conversion.  Therefore, shareholders are urged to read the 2011 Proxy Statement (including any amendments or supplements thereto) and any other relevant documents that the Fund files with the SEC when they become available.  Shareholders will be able to obtain, free of charge, copies of the 2011 Proxy Statement and any other documents filed by the Fund with the SEC in connection with the Annual Meeting at the SEC’s website at www.sec.gov, by calling 800-345-7999 or by writing the Fund at 2455 Corporate West Drive, Lisle, Illinois 60532.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Fund, nor is it a solicitation of any proxy.

Guggenheim Funds Investment Advisors, LLC acts as the Investment Adviser for TYW. Guggenheim Funds Distributors, Inc. and its affiliates (together, “Guggenheim Funds”) offer strategic investment solutions for financial advisors and their valued clients. As an innovator in exchange-traded funds (ETFs), unit investment trusts (UITs) and closed-end funds (CEFs), Guggenheim Funds often leads its peers with creative investment strategy solutions. Guggenheim Funds provides supervision, management or servicing of assets with a commitment to consistently delivering exceptional service. Guggenheim Funds is a wholly-owned subsidiary of Guggenheim Partners, LLC, a global, diversified financial services firm with more than $100 billion in assets under management and supervision. Guggenheim Partners, LLC, through its affiliates, provides investment management, investment advisory, insurance, investment banking, and capital markets services. The firm is headquartered in Chicago and New York with a global network of offices throughout the United States, Europe, and Asia.

SMC Fixed Income Management, LP (“SMC”) serves as an Investment Sub-Adviser to the Fund and is responsible for the day-to-day management of the municipal securities portion of the Fund. SMC uses both bottom-up and top-down analysis in constructing portfolios. As of December 31, 2010, SMC Fixed Income Management, LP had approximately $1.38 billion of municipal assets under management and advisement, including a closed-end fund, separately managed accounts and various unit investment trusts that contain bonds that are insured by Berkshire Hathaway.

Thompson, Siegel & Walmsley LLC (“TS&W”) serves as an Investment Sub-Adviser to the Fund and is responsible for the day-to-day management of the equity and income securities portion of the Fund. TS&W was founded in 1969 and provides investment management services to corporations, pension and profit-sharing plans, 401(k) and thrift plans, trusts, estates and other institutions and individuals. As of March 31, 2011, TS&W had approximately $8.4 billion in assets under management.

There can be no assurance that the Fund will achieve its investment objectives. The net asset value of the Fund will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Fund is subject to certain risks and other considerations. Such risks and considerations include, but are not limited to: Investment Risk, Market Discount Risk, Interest Rate Risk, Credit Risk, Lower-Grade and Unrated Securities Risk, Leverage Risk, Issuer Risk, Country Risk, Prepayment Risk, Reinvestment Risk, Derivatives Risk, Inflation/Deflation Risk, Management Risk, Turnover Risk, Anti-Takeover Provisions, Smaller Company Risk, and Market Disruption, Geopolitical Risk and AMPS Risk.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of the Fund carefully before they invest. For this and more information, please contact a securities representative or Guggenheim Funds Distributors, Inc., 2455 Corporate West Drive, Lisle, Illinois 60532, 800-345-7999.

Media Inquiries:
Zach Siegel
Edelman
212-704-4592
Zachary.Siegel@Edelman.com

NOT FDIC - INSURED • NOT BANK - GUARANTEED • MAY LOSE VALUE
Member FINRA/SIPC (4/11)
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